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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65708



13013187

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   January 1, 2012   AND ENDING   December 31, 2012
                                          Date   Date

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stanwich Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Dock Street
(No. and Street)

Stamford   CT   06902
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman   212-392-4838
                                                       (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLC
(Name - *if individual, state last, first, middle name*)

51 Locust Ave.   New Canaan   CT   06840
(Address)   (City)   (State)   (Zip Code)

CHECK ONE

    ☑ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section
240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, _____ Augustine Long _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying

financial statement and supporting schedules pertaining to the firm of _____ Stanwich Advisors, LLC _____

as of _____ December 31, 2012 _____, are true and correct. I further swear (or affirm) that neither the company nor any

partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a

customer, except as follows:

_____

_____

_____

_____
Signature

_____
Member
Title

_____
Notary Public

The foregoing document was acknowledged
before me this ___ day of _February_
_____
Amy Pearl, Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☐ (c) Statement of Income (Loss).

☐ (d) Statement of Changes in Financial Condition.

☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☐ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☑ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☐ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Stanwich Advisors, LLC
Statement of Financial Condition
December 31, 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65708

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___January 1, 2012___ AND ENDING ___December 31, 2012___
                                                Date   Date

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stanwich Advisors, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

One Dock Street
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman   212-392-4838
                                                             (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLC

(Name - *if individual, state last, first, middle name*)

51 Locust Ave.	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

   ☑ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Augustine Long_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Stanwich Advisors, LLC_____ as of _____December 31, 2012_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Member
Title

_____
Notary Public

> The foregoing document was acknowledged
> before me this 25 day of Febuary
>
> Amy Pearl, Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☐ (c) Statement of Income (Loss).

☐ (d) Statement of Changes in Financial Condition.

☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☐ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☑ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☐ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Stanwich Advisors, LLC
Statement of Financial Condition Index
Year Ended December 31, 2012

Reynolds & Rowella LLP

expect **more** from us

Full Service Accounting & Financial Solutions

Partners:

Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

Independent Auditor's Report

To the Members of
Stanwich Advisors, LLC
Stamford, Connecticut

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Stanwich Advisors, LLC (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

Page 1

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Stanwich Advisors, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 25, 2013

Reynolds
&Rowella LLP

Stanwich Advisors, LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	374,479
Investment in certificate of deposit		11,926
Placement fees receivable		6,719,593
Other receivables		168,669
Property and equipment, net of accumulated depreciation and amortization		563,506
Prepaid expenses		37,587
Security deposits		123,725
Total Assets	$	7,999,485

Liabilities and members' equity

Liabilities		
Accounts payable and accrued expenses	$	112,240
Accrued bonuses		930,000
Deferred rent		56,057
Total liabilities		1,098,297
Commitments and Contingencies		
Members' Equity		6,901,188
Total Liabilities and Members' Equity	$	7,999,485

See accompanying notes to the statement of financial condition.

Stanwich Advisors, LLC
Notes to the Statement of Financial Condition
December 31, 2012

1. Summary of Significant Accounting Policies

Nature of Operations

Stanwich Advisors, LLC (the "Company") was formed on October 25, 2002 as a limited liability company under the laws of the State of Connecticut. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides consulting, advisory and capital raising services to private equity fund managers ("Clients").

Cash and Cash Equivalents

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalents in accounts protected by insurance.

Placement Fees Receivable

Placement fees receivable are typically due over three years commencing upon Client acceptance of capital or capital commitments. The Company recognizes an allowance for doubtful accounts based on historical experience, an individual account analysis, aging of the account balance and the expected recovery of amounts from various collection methods. No allowance for doubtful accounts was considered necessary at December 31, 2012.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful service lives. Leasehold improvements are amortized over the shorter of the estimated useful lives or the lease term. Expenditures for property and equipment are capitalized and depreciated over their service lives. Related maintenance and repairs are expensed as incurred. When capitalized assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period.

Income Taxes

Under provisions of the Internal Revenue Code, limited liability companies that are treated as partnerships are not subjected to income taxes, and any income or loss realized is taxed to the individual members. Accordingly, no provisions for federal income taxes appear on the financial statement. Under Connecticut Tax Code, a Connecticut limited liability company is subject to an annual minimum fee. Other than the minimum fee, Connecticut also taxes income and loss at the individual member level.

Income Taxes (continued)

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statement. The Company's 2009 through 2012 tax years are open for examination by federal, state and local tax authorities.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. The most significant estimates in the financial statement include; the allowance for doubtful accounts and the discount rate used on long-term receivables. Actual results could differ from those estimates.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Certificates of Deposit
Certificates of Deposit were classified as level 2 and were valued based on original cost plus accrued interest, which approximates fair value.

2. Property & Equipment

Property and equipment are depreciated over their respective useful lives of 3 to 7 years, and were comprised of the following at December 31, 2012:

	Useful life (yrs.)	Balance
Leasehold improvements	7	$397,186
Furniture and fixtures	5	250,255
Office equipment	3	63,829
		711,270
Less: accumulated depreciation and amortization		(147,764)
		$ 563,506

4. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the provisions of Rule 240.15c3-1 of the Securities and Exchange Commission (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital and a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.

At December 31, 2012, the Company's net capital balance as defined by the Rule 15c3-1 was $218,078, which exceeded the net capital requirement of $11,220. At December 31, 2012 the Company's aggregated indebtedness to net capital ratio as defined by SEC Rule 15c3-1 was 0.77 to 1.

5. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Rule 240.15c3-3 of the Securities and Exchange Commission (SEC Rule 15c3-3) under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of the Company".

6. Commitments and Contingencies

Commitments
The Company leases office space pursuant to a seven year lease, expiring in 2019, with a five year renewal option thereafter. The lease provides for rental escalations, all of which have been straight lined over the term of the lease. At December 31, 2012, future minimum lease payments are as follows:

2013	$377,000
2014	388,600
2015	400,200
2016	411,800
2017	423,400
Thereafter	655,400
Total	$2,656,400

Contingencies

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. As of December 31, 2012, the Company was not involved in any such claims or lawsuits.

7. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. At times during the year, balances exceeded insured limits. The Company has not experienced any losses in the past in these accounts.

As of December 31, 2012, placement fees receivable for two Clients was $3,769,369 or 56% of total placement fees receivable.